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             FITCH IBCA AND DUFF & PHELPS CREDIT RATING CO. ANNOUNCE
             TERMINATION OF THE HART-SCOTT-RODINO WAITING PERIOD IN
                     CONNECTION WITH ITS PENDING ACQUISITION
                       OF DUFF & PHELPS CREDIT RATING CO.

New York, New York, March 24, 2000 - Fitch IBCA and Duff & Phelps Credit Rating Co. (NYSE: DCR) announced today that the request for early termination of the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the pending acquisition of Duff & Phelps Credit Rating Co. was granted by the Federal Trade Commission on Thursday, March 23, 2000.

      As previously announced, Fitch IBCA, a subsidiary of FIMALAC S.A., a diversified French operating company, and Duff & Phelps Credit Rating Co. entered into a definitive merger agreement pursuant to which a subsidiary of Fitch IBCA commenced a tender offer to acquire all outstanding shares of common stock of Duff & Phelps Credit Rating Co. for $100.00 per share in cash, for a total price of $528 million. The acquisition will be completed through a cash tender offer, followed by a cash merger. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 11, 2000, unless extended.

For information at Fitch IBCA in New York, contact Stephen Joynt or James Jockle at (212) 908-0547; in London, Robin Monro-Davies or Kris Anderson at 44-171-417-4222; at FIMALAC in Paris contact Veronique Morali at 33-1-47-53-61-71; at Duff & Phelps, Phil Maffei or John Teall at (212) 908-0200.


THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE COMPLETE TERMS AND CONDITIONS OF THIS TENDER OFFER ARE SET FORTH IN AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.